(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aventura Holdings, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

2650 Biscayne Boulevard, First Floor
Address of Principal Executive Office (Street and Number)

Miami, Florida, 33137
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On October 5, 2006, the Company filed a Form 8-K reporting, among other things, that it had, through the exercise of a Warrant by Horvath Holdings, LLC, acquired a controlling interest in Ohio Funding Group, Inc. (“Controlled Subsidiary”). Also, on November 22, 2006, the Company filed a Form 8-K indicating a change in its certifying accountant. As a result of these two events, the Company was not able, without unreasonable effort or expense, to conclude all of the processes and procedures necessary for it to complete the preparation of its consolidated financial statements (including those related to the Controlled Subsidiary) and to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 within the period prescribed for the filing of such report. The Company anticipates that it will complete such processes within the fifteen day period prescribed by Rule 12b-25.

The information provided in this Form 12b-25 may contain forward looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements preceded by, followed by or that include the words “intends,” “believes,” and “expects,” or similar expressions or future conditional verbs such as “may” or “will.” Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Craig A. Waltzer	(305)	937-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

n/a

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Company’s Annual Report on Form 10-K for the following reasons:

On May 15, 2006 the Company converted from a business development company (BDC) to an operating company. As a result, and in accordance with FAS 154, “Accounting for Changes and Error Corrections”, the Company is required to retrospectively restate all prior periods in its consolidated financial statements on an operating and consolidated basis retrospectively without regard to a BDC method of accounting.

On June 7, 2005, the Company acquired a 100% member interest in Aventura Networks, LLC (“Networks”) in exchange for 880,000,000 shares of the Company’s previously unissued common stock. This transaction resulted in a “reverse acquisition” for accounting purposes because the owners of Networks held a majority of the Company’s common stock immediately following the transaction. In accordance with BDC accounting, the Company carried the Networks investment at market value. Since FAS 154 requires a retrospective restatement due to the conversion from a BDC to an operating company, the Company will be recognizing Networks as the Company’s historical registrant and retrospectively consolidate with Networks as its wholly owned subsidiary. All operating activity (other than that of Networks) prior to June 7, 2005 will be eliminated and equity restated to reflect the new structure. Further, the Company divested its interest in Networks on June 29, 2006. Accordingly, Networks will be reflected in consolidated financial statements of the Company as discontinued operations.

On October 5, 2006, the Company filed a Form 8-K reporting, among other things, that it had, through the exercise of a Warrant by Horvath Holdings, LLC, acquired a controlling interest in the Controlled Subsidiary. Therefore, the Controlled Subsidiary’s operations will be reflected in the consolidated financial statements of the Company.

The Company expects its 2006 annual results of operations to include financing revenues of $46,754 from the Controlled Subsidiary, income of $6,187 from discontinued operations and a net loss of $433,749 or (nil) per share.

Aventura Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	4/2/07	By	/s/Craig A. Waltzer
Craig A.Waltzer
Chief Executive Officer, President, and Director